Exhibit 99.16

PRESS RELEASE

Scotland: TotalEnergies Farms Down 25.5% of the Seagreen
Offshore Wind Farm to PTTEP

Paris, December 21, 2023 – In line with its renewables business model, TotalEnergies has signed an agreement with Thailand’s national oil and gas company PTTEP for the sale of a 25.5% equity stake in the Seagreen offshore wind farm for a consideration of £522 million ($689 million). Following this farm down, TotalEnergies retains 25.5% of Seagreen, alongside PTTEP (25.5%) and SSE Renewables (49%).

This transaction implies an enterprise value of $4.3 billion (100%), equivalent to a multiple of 13 times the expected average EBITDA over the next 5 years, depending on future market prices.

With a total capacity of 1,075 MW, Seagreen is the world’s deepest fixed bottom wind farm. Fully operational since October 2023, Seagreen is comprised of 114 turbines which can provide enough electricity to power more than 1.6 million homes, equivalent to two-thirds of all homes in Scotland.

In addition, TotalEnergies and PTTEP have signed a Memorandum of Understanding (MoU) to explore joint opportunities in the development of renewable energies.

"After a long history of partnership in gas production in Thailand, we are delighted to welcome PTTEP as a shareholder partner in the Seagreen offshore wind farm alongside SSE, which marks a first step in our collaboration with PTTEP in renewable energies. This transaction is a new milestone in the implementation of our transition strategy and will contribute to reaching our 12% profitability target in Integrated Power business”, said Patrick Pouyanné, Chairman and CEO of TotalEnergies.

“PTTEP is also very delighted to extend its partnership and collaboration with TotalEnergies in offshore wind as well as other potential renewable energy to foster mutual business growth in the future. The success also marks a significant step for PTTEP in diversifying into the high-growth potential clean energy sector for a sustainable future”, said Montri Rawanchaikul, CEO of PTTEP.

The completion of the transaction is subject to receipt of applicable governmental and regulatory approvals.

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TotalEnergies and offshore wind

TotalEnergies’ portfolio in offshore wind has a total capacity of more than 16 GW, with most farms bottom-fixed. These projects are located in the United Kingdom (Seagreen, Outer Dowsing, West of Orkney, Erebus), South Korea (Bada), Taiwan (Yunlin, Haiding 2), France (Eolmed), the United States (Attentive Energy and Carolina Long Bay), and Germany (N-12.1 and 0-2.2).

TotalEnergies and electricity

As part of its ambition to get to net zero by 2050, TotalEnergies is building a world class cost-competitive portfolio combining renewables (solar, onshore and offshore wind) and flexible assets (CCGT, storage) to deliver clean firm power to its customers. At the end of 2023, TotalEnergies’ gross renewable electricity generation installed capacity was 22 GW. TotalEnergies will continue to expand this business to reach 35 GW in 2025 and more than 100 TWh of net electricity production by 2030.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).